BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
November 17, 2005

Item 3: Press Release
November 18, 2005

Item 4: Summary of Material Change
The Company announces that it has re-negotiated the terms of its convertible debenture (announced June 1, 2005) to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company has retired $3,000,000 plus interest by payment of $1,620,000 in cash from working capital and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants. Each warrant entitles the holder to acquire one common share at a price of $1.44 for a period of one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuance of the warrants are subject to regulatory approval.

Item 5: Full Description of Material Change
The Company announces that it has re-negotiated the terms of its convertible debenture (announced June 1, 2005) to allow for repayment in the form of cash and stock, as opposed to cash or stock. The Company has retired $3,000,000 plus interest by payment of $1,620,000 in cash from working capital and the issuance of 1,500,000 common shares valued at $1.10 per share. In consideration for the debenture holder amending the terms of the debenture the Company will issue 750,000 warrants. Each warrant entitles the holder to acquire one common share at a price of $1.44 for a period of one year. The Company has the right to force conversion of the warrants if the Company’s shares trade over $2.00 for a period of 30 days. The issuance of the warrants are subject to regulatory approval.

"We are pleased with this agreement, as it allows the company to maintain sufficient cash to complete our planned work programs and minimizes the dilutive impact to shareholders at a time when we believe our shares are undervalued" says Gil Clausen President and CEO.

The Company remains well funded and the drill program at its Rosemont property continues to advance rapidly and work remains on-track for a pre-feasibility study to be completed in the first Quarter of 2006.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 22nd day of November 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary